Exhibit 99.1

 Brussels – 24 April 2024 – 14:00 CET

AB InBev General Shareholders’ Meeting approves dividend payment for 2023

24 April 2024 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) (“the Company”) is pleased to announce that the General Shareholders’ Meeting of 24 April 2024 has approved the annual accounts for the year ended 31 December 2023, and the gross total dividend for 2023 of EUR 0.82, which will be payable upon presentation of coupon n° 32. The calendar for the payment of the dividend is as follows:

Dividend Timeline
	Ex-dividend date	Record Date	Payment date
Euronext	03 May 2024	06 May 2024	7 May 2024
MEXBOL	03 May 2024	06 May 2024	7 May 2024
JSE	02 May 2024	06 May 2024	7 May 2024
NYSE (programme ADR)	03 May 2024	06 May 2024	7 June 2024
Restricted Shares	03 May 2024	06 May 2024	7 May 2024

The General Shareholders’ Meeting has also approved the following resolutions:

•	Granting discharge to the directors and to the statutory auditor of the Company for the performance of their duties during the financial year 2023.
•	Reappointment of Michele Burns as an independent director, for a renewed four-year term that will end after the annual shareholders’ meeting to be held in 2028.
•

Reappointment of Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Paulo Lemann and Alexandre Van Damme as directors, for a renewed four-year term that will end after the annual shareholders’ meeting to be held in 2028.

•

Reappointment of Martin J. Barrington, Salvatore Mancuso and Alejandro Santo Domingo, as Restricted Share Directors. Their renewed term will end after the annual shareholders’ meeting to be held in 2025.

•

Extension of the statutory auditor’s mandate with the mandate of providing the assurance opinion in respect of the sustainability reporting as set forth in CSRD, as will be implemented into Belgian law.

•	Approval of the 2023 Remuneration Report.

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

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AB InBev Contacts

Investors Shaun Fullalove Tel: +1 212 573 9287 E-mail: shaun.fullalove@ab-inbev.com	Media Media Relations E-mail: media.relations@ab-inbev.com

Ekaterina Baillie

Tel: +32 16 276 888

E-mail: ekaterina.baillie@ab-inbev.com

Cyrus Nentin

Tel: +1 646 746 9673

E-mail: cyrus.nentin@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 colleagues based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 11 March 2024. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, the ongoing conflicts in Russia and Ukraine and in the Middle East, including the conflict in the Red Sea. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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